|  | **Most recent fiscal year-end December 31, 2019** | **Prior fiscal year-end December 31, 2018** |
|---|---|---|
| **Total Assets** | $1,238,646 | $2,377,879 |
| **Cash & Cash Equivalents** | $402,489 | $938,002 |
| **Accounts Receivable** | $53,273 | $356,239 |
| **Short-term Debt** | $0 | $13,272 |
| **Long-term Debt** | $0 | $0 |
| **Revenues/Sales** | $866,284 | $1,853,590 |
| **Cost of Goods Sold** | $798,056 | $1,287,278 |
| **Taxes Paid** | $1600 | $2,493 |
| **Net Income** | -$1,369,998 | -$255,753 |

The amounts above are from the consolidated financial statements of SynTouch, Inc.
and its wholly owned subsidiary SynTouch LLC.

# FORM C-AR
# ANNUAL REPORT
## April 30, 2020

## SynTouch, Inc.



**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

## SUMMARY

SynTouch LLC was organized as a limited liability company in the State of California on July 10, 2008. SynTouch Inc. (the "Company") was incorporated as a C-corporation in the State of Delaware on February 17, 2016. On May 16, 2016, all members of SynTouch LLC converted their interest in SynTouch LLC into proportional ownership of the Company. Since then, SynTouch LLC has been a wholly owned subsidiary of the Company and remains active solely to fulfill grant agreements with Federal agencies that pre-date the formation of the Company. The financial statements and operations of the Company consolidate the financial statements and operations of SynTouch LLC.

The Company is the world leader in products and services that measure and replicate the tactile perception of human fingers. The Company's BioTac® sensors enable robotic and prosthetic hands to achieve humanlike tactile awareness, perception and dexterity. The Company's Toccare® Haptic Measurement System quantifies the tactile qualities (haptics) of materials with more precision than humans. The Toccare measurements guide the manufacturing of products across many industries with the goal of making their tactile feel pleasing to consumers. Customers include academic research facilities, commercial entities (including several in the Fortune 500), and agencies of the US Federal Government.

The Company is located at 3720 Clifton Pl, Montrose, CA 91020. The Company's website is syntouchinc.com. The Company had eight employees on December 31, 2019.

The Company is filing this annual report for the fiscal year ended December 31, 2019 pursuant to Rule 202 of Regulation Crowdfunding. A copy of this report is available at syntouchinc.com/seccompliance.

## RISK FACTORS

*The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to the same risks of companies in both its area of business and the economy at large, including risks related to economic downturns, political and economic events, and technological developments.*

***Our operations depend on our managers and key employees, and their loss or our failure to replace them could adversely affect our financial performance.*** Their loss could prevent or delay execution of our operations or implementation of our plans, and divert management's attention to recruiting qualified replacements. Competition for people with the qualifications we need in our key employees is intense so we may not retain and recruit the right individuals. We do not carry key person insurance.

***We have not prepared audited financial statements for our fiscal year ending December 31, 2019.*** The Company's CPAs prepared a financial compilation for our fiscal year ending December 31, 2019.

***Our internal controls over financial management and reporting could be deemed inadequate, which could adversely affect our disclosures about our business, financial condition, or operating results.*** Actual or perceived deficiencies that may need remedying, disclosure of management's assessment of our internal controls, or disclosure of our public accounting firm's assessment of our internal controls could adversely affect the price of our equity. We are not required to and do not comply with the controls and attestation requirements mandated by the Sarbanes-Oxley Act of 2002.

***We may need to raise capital in the future to continue operating.*** Raising capital may involve one or more of selling equity at the same, lower or higher valuation as the current valuation of our shares; incurring debt; or selling or licensing assets. We may be unable to raise enough capital, in which case we could be required to reduce the scope of, or delay or eliminate, some or all our current and planned operations, including research and development, sales, marketing, and customer service. Any of these actions could adversely affect our financial performance.

***We are subject to federal, state and international laws and regulations related to manufacturing safety, product safety, advertising, privacy, rights of publicity, and law enforcement.*** These laws and regulations are subject to change and may be interpreted, applied, created, or amended in a manner that could adversely affect our operations and financial performance. Even when our technologies, products and services are not currently regulated, we cannot predict if some jurisdictions will regulate them in the future. Changes in our operations caused by future regulatory changes or being levied penalties for violating existing or future regulation could adversely affect our financial performance.

***We have conducted a limited number of market studies concerning the demand for our products and services.*** We do not know the size of the possible market for our products and services because our assessment is based mostly on discussions with prospective customers who have inquired about our products and services, and customers who have purchased our products and services. Moreover, the market for our products and services are still relatively new, which causes us to incur long sales cycles and high expenses in marketing and customer education.

***We may seek to grow our Company by acquiring companies, products or technologies.*** We currently do not have plans to execute acquisitions but may consider them in the future. If we proceed to consider acquisitions, we do not know if we will identify suitable acquisitions, or successfully complete them on favorable terms or at all. Acquisitions have risks that could affect our financial performance, including the management and financial burden associated with:

- Legal and accounting effort necessary for the acquisitions' due diligence and execution,
- Assimilating the acquisitions into our operations, including maintaining operating standards, policies, procedures, and internal controls,
- Diverting attention from our existing business, and
- Entering new markets in which we have limited or no experience.

***Our failure to manage growth, including international expansion, could misallocate our management's time or capital and adversely affect our financial performance.*** Our growth may increase the demands placed on our management and key personnel, and on our suppliers, which could result in increased effort to manage them and monitor quality. Expanding in international markets has risks related to (a) building a distribution network; (b) shipping and distribution costs that could reduce our profit; (c) possible price reductions that could reduce profit; (d) possible longer accounts-receivable collection cycles; (e) compliance with foreign laws, regulations and market practices that we don't understand; (f) compliance with anti-bribery, anti-corruption, and anti-money laundering laws, such as the Foreign Corrupt Practices Act and the Office of Foreign Assets Control regulations, by us, our employees, and our business partners; (g) currency exchange rate fluctuations and related effects; (h) adverse economic conditions, including inflation; (i) compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad; (j) workforce uncertainty where labor unrest is common; (k) political instability, geopolitical action like war and terrorism, and natural disasters like earthquakes, typhoons, floods and fires; and (l) possible low customer acceptance due to limited brand recognition.

***We may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, which could adversely affect our competitive position and financial performance.*** We protect our intellectual property rights with copyrights, trademarks, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. For reasons of economy, we have not sought patent or trademark protection in some international jurisdictions. Despite our effort to protect our intellectual property rights, unauthorized parties could copy some of our intellectual property; obtain and use information, marks, or technology that we consider to be proprietary; or otherwise violate or infringe our intellectual property rights. It is also possible that third parties could independently develop substantially equivalent intellectual property. Effectively policing the unauthorized use of our intellectual property is time-consuming and costly, and the steps we take may not prevent misappropriation of our intellectual property. We may have to litigate to enforce our intellectual property rights or determine the validity and scope of the intellectual property rights of third parties, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome is unpredictable.

***We may not successfully compete against current or future competitors that could develop or commercialize products and services that are better or less expensive than ours.*** Competitors could respond more quickly to new or emerging trends and technologies; perform better sales and marketing to attract prospective customers; have greater financial and manufacturing resources; and be more successful in attracting employees and strategic partners.

***Defects in our products, their improper use, or inadequate disclosure of the risks related to their use could adversely affect our financial performance.*** Moreover, our products include components not developed by us that could have defects we are not aware of. We could be subject to product recalls or safety alerts that in certain cases could result in the removal of our products from the market with the consequent expense, adverse effect on our reputation, or product liability claims. Product liability claims, regardless of their merit or eventual outcome, could result in significant legal expense and high punitive damage payments.

***Some of our suppliers may be unable to provide us with key components required to manufacture our products.*** We may not find alternate sources for key components fast enough to fulfill customers' purchase orders on a timely manner. Fulfillment delays could cause the cancellation of purchase orders.

***Our current rate of warranty claims and service calls may increase, which would adversely affect our financial performance.*** We could incur unanticipated expense if product returns or warranty claims materially exceed our projections that are based on our historical data.

***Three individuals own 58.79% of the Company's voting shares, which gives them the right to exercise significant control over matters requiring shareholder approval such as the election of directors and corporate transactions like change in the Company's control or raising capital.*** This concentration of ownership could conflict with the interests of other shareholders, including the owners of the 1,713,083 preferred shares sold by the Company during a combined Regulation CF and Regulation D offering in 2018.

***There are limitations on the liability of our directors and officers.*** As permitted by Delaware law, our certificate of incorporation limits the liability of our directors and officers for monetary damages for any breach of a fiduciary duty except in certain instances. As a result, our shareholders may have limited rights to recover against directors for breach of fiduciary duty. In addition, our certificate of incorporation provides that the Company will indemnify our directors and officers to the fullest extent permitted by law.

## DESCRIPTION OF THE BUSINESS

### *Products and services*

The Company is the world leader in products and services that measure and replicate the tactile perception of human fingers. The Company's BioTac® sensors enable robotic and prosthetic hands to achieve humanlike tactile awareness, perception and dexterity. The Company's Toccare® Haptics Management System quantifies the tactile qualities (haptics) of materials with more precision than humans. The Toccare measurements guide the manufacturing of products across many industries with the goal of making their feel pleasing to consumers.

Our products and services are best explained in our website, which always presents the most current information:

Products and services for the measurement of product haptics: syntouchinc.com syntouchinc.com/solutions

Sensors for robotic and prosthetic hands: syntouchinc.com/robotics

Technologies: syntouchinc.com/technology

About the company: syntouchinc.com/about

### *Customers*

Our customers include academic research facilities, commercial entities (including several in the Fortune 500), and grant agencies of the USA Federal Government. A partial list of clients is found here: syntouchinc.com/clients.

### *Patents*

We hold the exclusive license rights to several patents owned by the University of Southern California, and hold patents issued in our name. The list is found here: syntouchinc.com/patents.

### *Litigation*

None.

### *Directors and officers*

Our directors were elected by the Company's shareholders at the annual shareholders' meeting on October 3, 2019:

*Matthew Borzage PhD, Director.* Dr. Borzage co-founded the Company and is a biomedical researcher at Children's Hospital of Los Angeles. Employment during the past three years: SynTouch Inc., University of Southern Calfornia.

*Alex Cory, Director.* Mr. Cory is a business advisor to entrepreneurs and investors. Employment during the past three years: MagnaTrans LLC, Advisory Services, Bloom Software dba Thrively.

*Richard Koffler, Chairman of the Board, CEO & CFO.* Mr. Koffler is a C-level executive for emerging-growth companies. Employment during the past three years: SynTouch Inc., HEAL Diabetes Clinics Inc., Greenwings Biomedical Inc.

*Gerald Loeb MD, Director & Secretary.* Dr. Loeb co-founded the Company and is on faculty at the University of Southern California. Employment during the past three years: SynTouch Inc., Biomed Concepts Inc., University of Southern

California.

*Peng (Fred) Zhang, Director*. Mr. Zhang works at Google Inc. and is a general partner of DL Capital, a venture capital fund that invested in our Company. Employment during the past three years: Google Inc., DL Capital.

On May 16, 2019 the board elected our current CEO Richard Koffler to this office following the resignation of David Groves, who had been the Company's CEO since 2017. Mr. Koffler has been a Company director since 2017 and chairman of the board since April 18, 2019. On July 3, 2019, the board elected Mr. Koffler to the office of Chief Financial Officer, and Dr. Loeb to the office of Secretary.

## Indemnification

The Company has authorized indemnification to the Company's directors, managers, officers and individuals with controlling interest in the Company pursuant to Delaware law. Indemnification covers attorney's fees; and judgments, fines, and settlement amounts paid or incurred in connection with actual or threatened litigation or proceedings, except when the individual is adjudged to be guilty of gross negligence or willful misconduct unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. The Company maintains a current errors & omissions insurance policy for its officers and directors.

## Employees

We had eight employees on December 31, 2019, all employed in California. We routinely supplement our internal capacity with consultants in finance, accounting, research & development, manufacturing, grant fulfillment, and marketing.

## Facility

Our administrative, manufacturing and customer support operations are located in a single facility at 3720 Clifton Pl, Montrose, CA 91020. The lease expires on February 28, 2021.

## Financial information and capitalization

The Company's financial statements for the year ended December 31, 2019 were prepared as a compilation by Gumbiner Savett Inc, the Company's CPAs, and are attached as Exhibit A to this Form C-AR. The statements include capitalization information broken down by class of shares.

## Related-person transactions

A related person is a manager, director or officer of the Company; a person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; a promoter of the Company; immediate family members of any of the foregoing persons; or an entity controlled by any such person or persons. The only related-person transaction executed by the Company is the license of our U.S. patent #9,690,906 *Living Object Investigation And Diagnosis Using A Database Of Probabilities Pertaining To Ranges Of Results* to Biomed Concepts, Inc., a company solely owned and controlled by our co-founder and director Gerald Loeb.

## Bad-actor disclosures

None.

# SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Signature   /s/Richard Koffler

Name   Richard Koffler

Title   CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

| | |
|---|---|
| Signature | /s/Matthew Borzage |
| Name | Matthew Borzage |
| Title | Director |
| Date | April 30, 2020 |

| | |
|---|---|
| Signature | /s/Alex Cory |
| Name | Alex Cory |
| Title | Director |
| Date | April 30, 2020 |

| | |
|---|---|
| Signature | /s/Richard Koffler |
| Name | Richard Koffler |
| Title | Chairman of the Board and CEO |
| Date | April 30, 2020 |

| | |
|---|---|
| Signature | /s/Gerald Loeb |
| Name | Gerald Loeb |
| Title | Director |
| Date | April 30, 2020 |

| | |
|---|---|
| Signature | /s/Peng Zhang |
| Name | Peng (Fred) Zhang |
| Title | Director |
| Date | April 30, 2020 |

**FORM C-AR**

**April 30, 2020**


**EXHIBIT A**
**FINANCIAL STATEMENTS FOR**
**THE YEAR ENDING DECEMBER 31, 2019**